Exhibit 12.1

HRPT PROPERTIES TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Earnings:
Income before equity in earnings and gains (losses) on equity transactions of equity investments	$30,412	$28,841	$138,869	$117,386	$90,921	$88,923	$87,510
Fixed charges	41,294	35,607	143,663	118,212	101,144	89,417	91,305
Distributions from equity investments	5,387	5,651	22,646	24,572	27,404	27,195	26,651
Capitalized interest	—	—	—	—	—	(3,057)	(787)
Adjusted Earnings	$77,093	$70,099	$305,178	$260,170	$219,469	$202,478	$204,679

Fixed Charges:
Interest expense (including amortization of note discounts and premiums and deferred financing fees)	$41,294	$35,607	$143,663	$118,212	$101,144	$86,360	$90,518
Capitalized interest	—	—	—	—	—	3,057	787
Total Fixed Charges	$41,294	$35,607	$143,663	$118,212	$101,144	$89,417	$91,305

Ratio of Earnings to Fixed Charges	1.9x	2.0x	2.1x	2.2x	2.2x	2.3x	2.2x